Filed by Organovo Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b) under

the Securities Exchange Act of 1934, as amended

Subject Company: Tarveda Therapeutics, Inc.

File No. of Related Registration Statement: 333-235683

On March 31, 2020 Organovo Holdings, Inc. (the “Company” or “Organovo”) made the following email correspondence and letter communication to two of the Company’s institutional stockholders in connection with the proposed merger with Tarveda Therapeutics, Inc., as described in the Company’s definitive proxy statement/prospectus/information statement, as filed with the Securities and Exchange Commission on February 24, 2020.

Email correspondence:

[name omitted],

We urgently request a call prior to the Special Meeting vote next Tuesday.  We would like to understand your expectations given [name omitted]’s current “AGAINST” vote on the merger and we want to discuss our latest thinking and concerns regarding:

•	Strongly vetted deal in hand vs. significant costs and risks of starting/concluding any alternative process;
•	Significantly diminished ability for Organovo to operate as a stand-alone company without substantial stockholder dilution and risks;
•	Organovo did not identify any compelling strategic partners for its 3D bioprinting product candidates and technology during the strategic alternatives process;
•	Organovo cannot liquidate its assets without stockholder approval, and would need to reserve significant cash assets until it resolved its outstanding liabilities;
•	The continued legal and operational costs of continuing as a stand-alone public company; and
•	Strong case for oncology companies and specifically Tarveda to weather the COVID-19 headwinds.

The opportunity for any company to provide a superior offer has existed since we first signed the merger agreement in December.  To this point, no superior offer has come forward.  We are concerned that if this merger fails, the opportunity to return value to all stockholders will be lower in a potential future transaction than what exists in front of us today.

We stand ready to hold a call at short notice, and we believe our final input will be highly significant to helping you finalize your vote.

Best regards,

Taylor J. Crouch, CEO

Kirk Malloy, Chairman of the Board

Mark Kessel, Chairman of the Special Committee

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[Letter correspondence:]

[name omitted],

Hopefully you and your family are faring well during these tumultuous times. We wanted to reach out a final time to lay out our investment proposition, as well as discuss our concerns that Organovo and its stockholders will be harmed if the proposed merger with Tarveda is not approved. We led a thorough and comprehensive strategic process conducted by our special committee of the Board to look at all avenues to create value through additional financings, strategic partnerships with our 3D bioprinting technology and intellectual property, M&A and asset sales with companies interested in 3D bioprinting and M&A through reverse mergers such as the opportunity with Tarveda Therapeutics. This process, as outlined in the Form S‐4, resulted in discussions across all of these streams and included discussions with several dozen companies. After months of review, our Board determined that the proposed merger with Tarveda to be the best option to create and return value to the Organovo stockholders.

Our Board has determined that it would be highly advisable for all of our investors to support the

Tarveda merger, which is immediately operational at a time when new transactions, due diligence,

financing, and other variables could be highly challenging in the coming months. We therefore ask that you speak with us over the next two days to provide us with a better understanding of your desired outcomes to help us determine if there is a path forward on the merger proposal at hand.

No ability for Organovo to operate as a stand‐alone company without substantial dilution and risks

Our Board commenced the strategic alternatives process after Organovo and its third‐party experts completed a rigorous assessment of Organovo’s in vivo liver tissue program following the completion of a number of preclinical studies. Based on this information, our Board concluded that the  variability of biological performance and related duration of potential benefits presented significant development challenges and lengthy redevelopment timelines that no longer supported an attractive opportunity for Organovo and its stockholders. In reaching this decision, our Board recognized the risks Organovo would face to raise the significant additional funds to support the redevelopment efforts, on favorable terms or at all, and the substantial dilution existing Organovo stockholders would incur as a result of such fundraising activities. Our Board also determined that the stage of development of Organovo’s other therapeutic pipeline assets, including stem cell based tissue programs, to be too premature to potentially reach an Investigational New Drug (“IND”) filing within an acceptable investment horizon and without substantial stockholder dilution and risks of development failures.

Lack of compelling strategic partners

Despite a broad and intensive outreach to leading regenerative medicine and 3D‐printing  companies, many of whom knew us well, we were not able to generate any compelling merger or acquisition opportunities that would involve continued research and development of Organovo’s liver tissue or other pipeline programs. Indeed, when we progressed discussions to individual asset/business purchases, there were no offers above $2M for any individual component of our company or platform. We chose to monetize the Samsara cell isolation business, by selling it to LifeNet for $1.5M, which also provided our clients and partners on‐going access to highly characterized cells. This was by far the highest bid for that business, and we were delighted to place it with the leading company in the tissue procurement space.

Regarding our core bioprinting platform and IP, for many reasons, we felt it was prudent to incorporate these assets into the Tarveda merger proposal, for a valuation of $1.5 MM. We would be pleased to discuss the forward strategic plans anticipated for those assets, for which our stockholders could recognize an additional benefit, but that would require a confidentiality agreement.

Risks to Organovo stockholders if the Merger with Tarveda is not approved

The Organovo Board is deeply concerned about the prospects for Organovo’s stockholders if the merger with Tarveda is not approved. The Organovo Board has already completed a robust and comprehensive strategic alternatives process, expended millions of dollars maintaining its  operations and conducting the process up to this point. If the Tarveda merger is not approved, our Board will be forced to commence another strategic alternatives process, which will be costly and time consuming, and could result in a transaction that may not be as favorable to Organovo and its stockholders as the terms of the proposed merger with Tarveda. This is especially the case given the challenging macroeconomic situation we face today, and the fact that Organovo would need to continue funding operations for another six months or so in order to reach the vote on another outcome. Alternatively, our Board could decide to pursue a dissolution and liquidation of Organovo, in which case the amount of cash available for distribution to its stockholders will similarly be reduced as Organovo continues to fund its operations pending resolution of these matters. In addition, a portion of Organovo’s remaining cash assets may need to be reserved pending the resolution of litigation and other obligations, which could result in Organovo’s stockholders recognizing a minimal return on their invested capital, and Organovo may be unable to distribute any capital to stockholders for a lengthy period of time.

Excellent reverse merger opportunities with Tarveda providing the best investment thesis

We have extensively described the broad evaluation and selection process spanning dozens of exciting biotech and life science companies spread across multiple continents. Our criteria were appropriate in 2019 and are even more germane to the current investment horizon. With Tarveda,

we identified a merger partner offering:

•	Multiple clinical stage opportunities (two novel products, several major cancer indications each);

•	A highly novel scientific platform that combines the best of small molecule chemistry with targeted therapeutics engineering which can deliver an on‐going stream of promising new products with the opportunity to revolutionize the management of solid tumors;

•	Strong, blue chip investor validation, including two rounds of investment totaling $28M in 2019, including a financing most recently in December. Furthermore very recent validation was achieved through the SciClone licensing deal for China and several other

Asian markets providing $9M in non‐dilutive financing in the near term and $75M in potential milestones with double digit royalties;

•	An outstanding, public‐company savvy management team, highly respected scientific leadership, and a world‐class scientific advisory board;

•	Near term value inflection points driven by clinical data read‐outs in definitive PII trials, well‐financed by the collective $40+M cash runway at closing;

•	Research programs and operational robustness that are expected to navigate the COVID‐19 environmental challenges and continue to track to inflection points.

Risk mitigation in the current turbulent markets

We have performed additional diligence regarding Tarveda to understand the potential impact of

COVID‐19 on its business and have determined that while some delay in enrollment may occur,

disruption will likely be minimized as oncology patients with limited options and their physicians will continue to aggressively treat patients. We note that the additional access to capital and technical support from the SciClone deal provides additional buffering for the combined company to achieve its near‐term value inflection opportunities.

Institutional reviews

We note that ISS did a thorough analysis leading to their support of the Tarveda merger proposal.

Glass‐Lewis also provided a thorough analysis on the strong rationale for the merger, but then oddly paraphrased statements almost exclusively from recent stockholder letters penned by Keith Murphy, including complete inaccuracies about Tarveda’s supposed lack of funding support, among others. Then they quickly concluded that with this dissenting voice they could not reach the conclusion to support the merger. We’ve submitted a rebuttal of the misrepresentations we believe they paraphrased, but there has been no response or correction on their part. We understand that [name omitted] does not accept Glass‐Lewis as any kind of oracle, but we are troubled that the [name omitted] vote was placed right after the Glass‐Lewis report release, especially in light of our understanding that Keith Murphy has been talking directly to [name omitted] and likely continuing to make a broad range of statements that we believe to misrepresentations or uninformed statements about Organovo, its management, its governance, as well as similarly inaccurate statements about Tarveda.

Requesting a quick teleconference

We would be pleased to meet at short notice, on either a confidential or non‐confidential basis, and we would appreciate your final consideration of our merger proposal with Tarveda. We also note that the leadership of Tarveda would also welcome the opportunity to address any remaining concerns with the investment thesis from their perspective.

With kind regards,

/s/ Taylor J. Crouch

Taylor J. Crouch, CEO

Kirk Malloy, Chairman of the Board

Mark Kessel, Chairman of the Special Committee

Important Information and Where to Find It

This communication may be deemed to be solicitation material in respect to the proposed transaction between Organovo and Tarveda. On February 24, 2020, Organovo filed the definitive proxy statement/prospectus/information statement (the “Definitive Proxy Statement”) with the SEC. Organovo mailed the Definitive Proxy Statement to its stockholders on or about February 26, 2020. Each party may file other documents with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION,

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR

ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ORGANOVO, TARVEDA THE

PROPOSED MERGER AND RELATED MATTERS. Investors and stockholders may obtain, free of charge, copies of the Definitive Proxy Statement and any other documents filed by Organovo with the SEC in connection with the proposed transactions at the SEC’s website (http://www.sec.gov) and on the investor relations section of Organovo’s website at ir.organovo.com. Investors and stockholders are urged to read the Definitive Proxy Statement and the other relevant materials before making any voting or investment decision with respect to the proposed merger and the related proposals.

Non‐Solicitation

This communication does not constitute an offer to sell or solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Organovo and its directors and executive officers and Tarveda and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Organovo in connection with the proposed Merger. Information regarding the special interests of the Organovo and Tarveda directors and executive officers in the proposed Merger is included in the Definitive Proxy Statement. Additional information regarding the directors and executive officers of Organovo is included in Organovo’s definitive proxy statement on Schedule 14A relating to the 2019 Annual Meeting of Stockholders, filed with the SEC on July 26, 2019. These documents are available free of charge from the sources indicated above.